Exhibit 12.1

United Continental Holdings, Inc. and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)	Nine Months Ended September 30, 2018	2017 (a)	2016 (a)	2015	2014	2013
Earnings:
Earnings before income taxes	$2,102	$3,040	$3,773	$4,219	$1,128	$539
Add (deduct):
Fixed charges, from below	1,056	1,417	1,430	1,428	1,648	1,629
Amortization of capitalized interest	8	9	11	12	12	11
Distributed earnings of affiliates	—	—	1	1	1	—
Interest capitalized	(51)	(84)	(72)	(49)	(52)	(49)
Equity earnings in affiliates	(13)	(4)	—	(2)	(1)	(1)
Earnings as adjusted	$3,102	$4,378	$5,143	$5,609	$2,736	$2,129

Fixed charges:
Interest expense	$540	$671	$674	$669	$735	$783
Portion of rent expense representative of the interest factor (b)	516	746	756	759	913	846
Fixed charges	$1,056	$1,417	$1,430	$1,428	$1,648	$1,629
Ratio of earnings to fixed charges	2.94	3.09	3.60	3.93	1.66	1.31
(a) Amounts adjusted due to the adoption of Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606). See Note 1 to the financial statements contained in Part I, Item 1 of United Continental Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 for additional information related to the adjusted results.
(b) Imputed interest applied to rent expense.